Exhibit 20

                                                  600 Anton Boulevard, Suite 700
                                                       Costa Mesa, CA 92626-7147
                                                                             USA
                                                                    714.424.4546

                                                                 [ROCKWELL LOGO]

                                             Contact:  William D. Mellon
                                                       (714) 424-4546



ROCKWELL TO SPIN-OFF SEMICONDUCTOR UNIT TO SHAREHOLDERS; TAKE $625 MILLION SPECIAL CHARGE FOR RESTRUCTURING TO IMPROVE COMPETITIVENESS; ELIMINATE 3,800 JOBS. COMPANY ALSO PRE-ANNOUNCES THIRD QUARTER EARNINGS. DISCUSSES FY 1998 AND FY 1999 SALES AND EARNINGS OUTLOOK


COSTA MESA, Calif. (June 29, 1998)--Rockwell International Corporation's (NYSE:
ROK) Chairman and CEO, Don H. Davis, announced today in a letter to company shareowners that the corporation will take a number of actions to improve the consistency of its earnings and reposition itself for future global growth.

SPIN-OFF

  -   Rockwell Semiconductor Systems business will be spun-off to shareowners.

  - The transaction is subject to ruling by the U.S. Internal Revenue Service that it will qualify as a tax-free distribution.

  -   Shareowners will receive shares in the new company on a pro rata basis.

  -   Application to list on the NASDAQ.

  -   Transaction is expected to be completed at calendar year end.

  - Semiconductor Systems with projected FY98 sales of $1.3 billion, employs some 7,000 people

  - Dwight W. Decker, president of Semiconductor Systems, will become president and CEO of the new company.

                                     -more-

2-2-2

     "The dynamics of Semiconductor Systems are very different from Rockwell's other businesses, including its markets, products, and investment requirements. We believe that by taking this strategic step to operate separately, and by allowing each company to focus on its own products and markets, we can unlock greater value for each of these businesses and enhance their ability to achieve their full potential," Davis said.

     Davis continued, "With this separation, investors will be able to focus on the specific growth, market and value creation characteristics of each company."


RESTRUCTURING


  - Record a pre-tax special charge in the third quarter of approximately $625 million for costs associated with reducing our worldwide workforce by 3,800 jobs, facility closures and consolidations, disposal of non-strategic product lines, write-offs of certain intangible assets and goodwill, and realignment of various administrative functions at both the corporate offices and within our businesses.

  - Because of significant asset write-off, including goodwill, actual cash costs will be about $200M.

  -   Restructuring actions will be completed by end of 1999.

  - Restructuring, combined with aggressive ongoing cost reduction initiatives, will generate approximately $100 million of pre-tax savings, or 33 cents per share in FY 1999.

  - Expect actions will yield pre-tax savings of $200 million by 2001 and annually thereafter.

                                     -more-

3-3-3

     Davis said, "With all the strategic changes we've made to transform our company during the past two years, we find ourselves with a higher cost structure than I believe is necessary going forward."

     Davis continued, "We must slim down to stay competitive in a very competitive world. And as we implement this resizing, the next step will be to change the way we run the company to ensure that our business structure provides us with a competitive advantage."


THIRD QUARTER/FY 1998 AND 1999 SALES AND EARNINGS

     Davis' shareowner letter also includes a third quarter earnings advisory. "We expect that sales for continuing operations (which exclude Semiconductor Systems) will be about $1.7 billion, up approximately 5 percent over last year's third quarter. We also anticipate that Automation sales will be approximately equal to last year's third quarter, while Avionics will increase about 18 percent, reflecting strong air transport market growth and higher sales from passenger systems."

     Davis continued, "Third quarter earnings for the continuing businesses (excluding the special restructuring charge) are expected to be $.45 per share, approximately 20 percent below 1997's third quarter results of $.56 per share. Earnings will be adversely impacted by a $35 million government program charge at Avionics. We also expect Automation's third quarter results to be about 10 percent below the third quarter of 1997."

                                     -more-

4-4-4

     Discussing the company's full fiscal year, the Rockwell chairman added, "For the full year, we expect earnings per share from continuing operations (before special items) to be about $2.30, compared to $2.12, on sales of approximately $6.8 billion."

     Davis added that the preliminary outlook for continuing operations in FY 1999 is for about 7 percent revenue growth and between $2.90-3.00 earnings per share from continuing businesses.

     Regarding Semiconductor Systems, which Rockwell will treat as a discontinued business, Davis said, "Semiconductor Systems will post operating losses for the third quarter and full year. The third quarter loss is driven by the weak PC modem market and a work stoppage at our Newport Beach, Calif. facility. However, modem chipset and unit volume is trending upward and we are encouraged that our new expansion product areas are continuing to meet growth and profitability objectives."

     Speaking on long term goals for Rockwell, he added, "we want our investors to realize the highest returns available for these businesses. Our long-term financial goals are to grow revenues at an 8 percent average annual rate, grow earnings per share within a low double-digit percent average annual range, generate free cash flow of $400 million annually, and achieve a return on equity of at least 20 percent."

                                     -more-

5-5-5

     This news release contains statements relating to future results that are "forward-looking" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, those detailed from time-to-time in the company's Securities and Exchange Commission filings.

     Rockwell is a global electronic controls and communications company with leadership positions in industrial automation, avionics and communications, and electronic commerce, with projected fiscal 1998 sales of approximately $7 billion and 38,000 employees. The company announced in late June that it planned to spin off to shareowners its Semiconductor Systems business at calendar year end.



DAVIS COMPLETE LETTER TO SHAREOWNERS FOLLOWS:

June 29, 1998

To My Fellow Shareowners:

     Over the last 12 months we have witnessed some extraordinary changes in the global marketplace. Favorable market factors include continued growth in the airline industry and in the underlying fundamentals that drive long-term opportunities in automation markets, while the Asian financial crisis and dramatic changes in the personal computer industry have temporarily impacted our businesses.

     Our ability to demonstrate consistent earnings growth in this dynamic business environment has been mixed (good at Avionics & Communications, slightly below target at Automation, and well below plan at Semiconductor Systems). This mixture of operating performance caused our earnings forecast miss in the second quarter and will cause another shortfall in the third quarter.

     This disappointing level of performance is not what you, our investors, have come to expect from Rockwell, nor are these the kinds of results I planned to deliver when I became chairman. That is why I'm writing you this letter to describe what we're doing about this situation.

     During the last year we have continually evaluated the long-range outlook for each of our markets and our competitive positions going forward. Recently the market changes I referred to above have become so significant, particularly at Semiconductor Systems, that it has become necessary to promptly implement several strategic actions to enhance our performance.

     It would be easy just to make some minor adjustments to the business and simply move on. After all, Rockwell has a strong balance sheet, excellent cash flow, and serves growing global markets. More specifically, Rockwell Automation is the number one supplier in North America and a major global player. Rockwell Collins, likewise, is a leader in the worldwide avionics market.

     And, despite the current issues in Semiconductor Systems, this business is a leader in the personal communications chipset market. However, we are not content to play the hand we have, and are going to act decisively to position Rockwell for consistent earnings growth in the future. Here's how:

     SEMICONDUCTOR SYSTEMS SPIN-OFF. We are announcing today that your board of directors has approved the establishment of Semiconductor Systems as a new $1.3 billion, separately traded, publicly held company.

     Semiconductor Systems, like many of its Silicon Valley based counterparts, is a business with a rich heritage of innovation and technology leadership. It also has excellent people, facilities, financial resources and an exciting array of new products.

     However, the dynamics of Semiconductor Systems are very different from Rockwell's other businesses, including its markets, products, and investment requirements. We believe that by taking this strategic step to operate separately and allowing each company to focus on its own products and markets, we can unlock greater value for each of these businesses and enhance their ability to achieve their full potential. With this separation, investors will also be able to focus on the specific growth, market and value creation characteristics of each company.

     Dwight W. Decker, currently president, Rockwell Semiconductor Systems, will become president and chief executive officer of the new company.

      Rockwell Electronic Commerce, which organizationally had reported to Semiconductor Systems, will be retained by Rockwell, and we expect this business to play an important role in Rockwell's future growth.

     RESTRUCTURING. Our second strategic action is to restructure Rockwell to make us leaner and more competitive than we've ever been. With all the strategic changes we've made to transform our company during the past two years, we find ourselves with a higher cost structure than I believe is necessary going forward. We must slim down to stay competitive in a very competitive world. And as we implement this resizing, the next step will be to change the way we run the company to ensure that our business structure provides us with a competitive advantage, and that's exactly what we're going to do.

     In connection with this strategic action, we will be recording a pre-tax special charge in the third quarter of approximately $625 million for costs associated with reducing our worldwide workforce by 3,800 jobs, facility closures and consolidations, disposal of non-strategic product lines, write-offs of certain intangible assets and goodwill, and realignment of various administrative functions at both the corporate offices and within our businesses. Because of the significant amount of asset write-offs including goodwill - actual cash costs will be about $200 million. These restructuring actions will be substantially completed by the end of fiscal 1999.

     So what will this mean to our Shareowners?

     Since this restructuring is an important investment in our future, our investors should know what return to expect. I am confident that the operating efficiencies resulting from these actions, combined with our aggressive ongoing cost reduction initiatives, will generate approximately $100 million of pre-tax savings, or 33 cents per share, in fiscal 1999. We further expect that these actions will yield pre-tax savings of $200 million by 2001 and annually thereafter.

     The special charge includes approximately $275 million of intangible asset write-offs and goodwill related primarily to the motors business, $160 million for severance and other employee separation related costs, $80 million of costs associated with our decision to exit non-strategic businesses, $80 million for costs related to facility closures and consolidation, and approximately $30 million resulting from the change from certain government to commercial accounting practices at our Collins businesses.

     Unfortunately, taking employment actions such as those outlined above are always difficult. The people affected by this downsizing are good employees with excellent skills. It is my hope that in today's strong job market these individuals can transition to new opportunities with other employers very quickly, and we have programs to assist these employees in every way we can.

     THIRD-QUARTER OPERATING RESULTS. Results for Rockwell's fiscal 1998 third quarter will be released in about three weeks. We expect that sales for continuing operations (which exclude Semiconductor Systems) will be about $1.7 billion, up approximately 5 percent over last year's third quarter. We also anticipate that Automation sales will be approximately equal to last year's third quarter, while Avionics will increase about 18 percent, reflecting strong air transport market growth and higher sales from passenger systems.

     Third-quarter earnings for the continuing businesses (excluding the restructuring charge) is expected to be about 45 cents per share, approximately 20 percent below 1997's third-quarter results of 56 cents per share. Earnings will be adversely impacted by a $35 million government program charge at Avionics. We also expect Automation's third-quarter results to be about 10 percent below the third quarter of 1997.

     For the full year, we expect earnings per share from continuing operations (before special items) to be about $2.30, compared to last year's $2.12, on sales of approximately $6.8 billion.

     Semiconductor Systems will post operating losses for the third quarter and full year. The third quarter loss is driven by the weak PC modem market and a work stoppage at our Newport Beach, California, facility. However, modem chipset unit volume is trending upward and we are encouraged that our new expansion product areas are continuing to meet growth and profitability objectives.

     Although very preliminary at this juncture, our outlook for fiscal 1999 is for about 7 percent revenue growth and between $2.90 - $3.00 earnings per share from our continuing businesses.

     THE NEW SEMICONDUCTOR SYSTEMS COMPANY. The new Semiconductor Systems company will begin operations as a $1.3 billion leading supplier of chipsets and other products for the personal communications electronics market. We expect to maintain this leading position by generating top-line sales growth of at least 15 percent in this market. The foundation of the new company is its world-class ability to provide digital communications solutions for transmission over analog networks. This capability, which we call mixed signal computing, is now bridging the analog and digital worlds to enable the next generation of communications and media processing, and is at the core of the company's five product platforms/market segments. These platforms and their key products are:

  - DIGITAL INFOTAINMENT: These products facilitate the electronic delivery of digital information and entertainment content to consumers via chipsets and other components for TV digital set-top boxes, satellite receivers, video games, digital VCRs, digital video disks and Internet access products.

  - NETWORK ACCESS: These products provide business enterprise solutions for wide area networks and includes Internet service provider central site modems, and a broad range of high-speed digital communications devices.

  - PERSONAL COMPUTING: Includes PC modems, software modems and other products for desktop, notebook and handheld computer applications.

  - PERSONAL IMAGING: Semiconductor products used for such applications as facsimile machines, multi-function peripherals (scanners, copiers, fax, printers, telephones all combined in one product) and digital cameras.

  - WIRELESS COMMUNICATIONS: These products include silicon and gallium arsenide components, subsystems and devices used in cellular telephones, digital cordless telephones, power amplifiers and global positioning satellite receiver chipsets and subsystems.

     With markets for these business segments, except personal computing, growing at average annual rates of 25-40 percent, this strategy to broaden our product portfolio is correct, and it will yield long term value to you, the shareowners in this new company, as it returns to profitability next year.

     ROCKWELL GOING FORWARD. For the long term, our strategy consists of the following:

     1.  We will improve the returns of our core businesses.

     2. We will be even more aggressive in our worldwide business development and will build strong service businesses where we can leverage our global scale and market presence.

     3. We will make acquisitions which are complementary to our existing businesses from a product and/or geographical perspective.

     4. We will work aggressively to further change our business practices and processes to ensure that our employees are unencumbered by bureaucracy so that we can react swiftly to the needs of our customers.

     Our continuing businesses of Automation, Avionics & Communications and Electronic Commerce are global leaders today and at the top of their class. Over the past five years, sales and operating earnings for these businesses have grown at healthy rates of 19 and 20 percent, respectively. This proven performance demonstrates that these are great organizations with excellent market positions, well-known brands and global presence. Our financial strength and our ability to focus even more intensely on these activities set the stage for rapid growth and greater profitability. I also believe that there are several key factors which our investors will find very compelling going forward:

  - A FOCUSED STRATEGY: Rockwell will emerge from these actions with a sharp concentration on markets where we've been leaders for many decades.

  - A SOUND INVESTMENT: Our goal is simple. We want our investors to realize the highest returns available for these businesses. Our long-term financial goals are to grow revenues at an 8 percent average annual rate, grow earnings per share within a low double-digit average annual percent range, generate free cash flow of $400 million annually, and achieve a return on equity of at least 20 percent.

  - POSITIONED FOR GROWTH: Although North American automation markets are somewhat sluggish today, and the current situation in Asia is troublesome, we see excellent opportunities as these markets improve, along with significant potential in Europe and Latin America. Going forward, global expansion will represent about 50 percent of our planned revenue growth during the next five years, at which time our overall non-U.S. content will approach 40 percent.

  - OUTSTANDING PEOPLE: In addition to enjoying significant market presence, technology leadership, broad product portfolios and industry-leading brands, our energetic, creative and dedicated employees are a key company resource. Furthermore, we have an excellent team of experienced managers and a unique Rockwell asset -- our world-class Rockwell Science Center.

     SPIN-OFF DETAILS. The spin-off is subject to receipt of a ruling by the U.S. Internal Revenue Service that the transaction will qualify as a tax-free distribution. Rockwell shareowners will receive shares in the new Semiconductor Systems company on a pro rata basis. These shares will be in addition to shares they will continue to hold in Rockwell. Application will be made to list the new shares on the NASDAQ, and we will move as quickly as possible to complete the spin-off, which we believe will occur at the end of this calendar year. Until the spin-off is completed, the two organizations will continue to operate as one company, although Semiconductor Systems will be treated as a discontinued business for financial reporting purposes.

     We know that as Rockwell's senior leaders it's our job to maintain your confidence and trust in this company. We also know that it is our deeds - not words - that are the most important. I am committed to making our company something that is truly admired for its market leadership, growth prospects, profitable performance, and most importantly, for its ability to deliver value to you, its shareowners.


Sincerely,

/s/ Don H. Davis
Don H. Davis
Chairman and
Chief Executive Officer